Alan I. Annex, Esq.
Tel. 212.801.9323
Fax 212.801.6400
annexa@gtlaw.com

January 7, 2011

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Sirimal R. Mukerjee

Re:	RLJ Acquisition, Inc.
Registration Statement on Form S-1
Filed December 3, 2010
File No. 333-170947

Dear Ms. Mukerjee:

On behalf of RLJ Acquisition, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated December 30, 2010 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

With this letter, the Company is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Supplementally, we are delivering to Sirimal R. Mukerjee of the Division of Corporation Finance five copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement on December 3, 2010.

Registration Statement on Form S-1

General

1.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

The Company acknowledges the Staff’s comment and has made parallel changes to all affected disclosure, as appropriate.

2.
If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Securities and Exchange Commission
January 7, 2011

The Company acknowledges the Staff’s comment and has indicated in this letter the page number(s) in Amendment No. 1 on which responsive disclosure to each numbered comment and each point may be found.

3.	Please inform us supplementally if the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

The Company supplementally advises the Staff that the Financial Industry Regulatory Authority is in the process of reviewing the compensation allowable or payable to the underwriter.

4.	Please ensure that all cross-references are complete and accurate. For example, we note the cross-reference to the Risk Factors section at page 6.

The Company acknowledges the Staff’s comment and has inserted or revised cross-references accordingly.

5.
We note that you have not filed most of your exhibits, including, without limitation, your bylaws, charter, legality opinion and underwriting agreement. Please submit all exhibits in a timely manner in order to facilitate our review. We may have further comment upon our review.

The Company acknowledges the Staff’s comment and has included most of the remaining exhibits with Amendment No. 1, and will submit all remaining exhibits in a timely manner.

6.
We note the statement on page 13 that, "[t]raditionally, blank check companies would not be able to consummate a business combination...." Please revise to provide disclosure where appropriate to identify the principal features of your blank check offering that are inconsistent with traditional offerings. Please use bullet points or graphs to simplify the disclosure and address the extent to which the changes are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed. In an appropriate place in the document, please add a table comparing your offering and its material terms against traditional special purpose acquisition offerings.

In response to the Staff’s comment, the Company has added a table, beginning on page 73 of Amendment No. 1, identifying the principal features of this offering that are inconsistent with traditional blank check offerings, comparing those features, and summarizing the anticipated impact on whether a particular business combination will be completed.  The Company has also added a cross-reference to this table on pages 16, 59, 63 and 65 of Amendment No. 1, and has added disclosure identifying differences between this offering and traditional blank check offerings and indicating the likely effect of such differences where appropriate throughout the prospectus, including on pages 10, 12, 13, 15, 59, 62 and 63.

Securities and Exchange Commission
January 7, 2011

7.
In several places of the prospectus you address what appear to be fundamental features of your SPAC structure. For example, you state on page 29 that you will not effect a business combination with another blank check company or a similar type of company with nominal operations. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

The Company has revised the disclosure throughout Amendment No. 1, including on the front cover and on pages 1, 9, 14, 19, 28, 50, 56, 58, 67 and 72, to indicate that the feature described, as well as the Company’s obligation to liquidate if it does not consummate a business combination within the applicable time period, are located in the Company’s amended and restated articles of incorporation.  The Company supplementally advises the Staff that, as disclosed in Amendment No. 1 (including on page 96), these provisions can be amended only by an amendment to the Company’s amended and restated articles of incorporation, which would require the approval of holders of at least 65% of its outstanding common stock.

Table of Contents

8.
Please ensure that your table of contents is complete and accurate. For example, we note that you have not included an entry for your Management section, and that there are discrepancies in your page references.

The Company acknowledges the Staff’s comment and has revised the table of contents accordingly.

Summary, page 1

9.
Currently your Summary is 17 pages long, contains numerous lengthy and complex paragraphs, repeats information verbatim from elsewhere in your document, and does not present the key aspects of your offering in clear, plain language. Please revise accordingly. See Item 503(a) of Regulation S-K and Rule 421 or Regulation C.

The Company acknowledges the Staff’s comment and has revised the Summary accordingly.  In particular, it has deleted certain information from the Summary (including the description of the private placements) that it believes did not present key aspects of the offering or that was repeated within the Summary, and has revised certain other disclosure to make it more understandable.

Securities and Exchange Commission
January 7, 2011

General, page 1

10.
We note your disclosure that you will have 21 months or 27 months, as the case may be, to consummate your initial business combination. We further note your disclosure under the risk factors beginning "In order to effect a business combination..." and "Certain provisions of our amended and restated articles of incorporation..." at pages 37 and 38, respectively. Please expand your disclosure to indicate whether you will seek shareholder approval to extend the 21-month or 27-month time period if you have not consummated a business combination within such periods.

The Company has revised the disclosure on pages 14, 19, 67 and 72 to state that, although the Company does not currently intend to do so, it could seek stockholder approval to extend the 21- and/or 27-month time periods if it has not consummated a business combination within those periods.

Private Placements, page 5

11.	We note your disclosure at page 5 relating to the founder shares and the warrants. Please expand your disclosure to discuss how you determined the pricing relating thereto.

The Company supplementally advises the Staff that it has deleted the cited disclosure on page 5 as part of its response to Comment No. 9 above, but that it has added disclosure on pages 53 and 54 to state how the pricing relating to the purchase of the founders shares and warrants was determined.

Permitted purchases of shares if we hold a stockholder vote, page 11

12.
We note the disclosure that "If we seek stockholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules in connection with our initial business combination, prior to the consummation of a business combination, there could be released to us from the trust account amounts necessary to purchase up to 25% of the shares sold in this offering." With a view to clarifying disclosure in the summary and elsewhere regarding provisions inconsistent with traditional SPAC offerings, please advise us of the mechanics and sources for this provision.

The Company supplementally advises the Staff that it has revised the disclosure on pages 10 and 62 to indicate that the noted provision is inconsistent with traditional blank check offerings, and to provide additional information regarding Rule 10b-18, under which the Company anticipates that any purchases would be conducted.

Securities and Exchange Commission
January 7, 2011

Redemption rights for public stockholders upon consummation..., page 12

13.	With a view towards possible disclosure, please advise us as to how you determined the $5,000,001 threshold.

The Company supplementally advises the Staff that it determined the $5,000,001 threshold in order to reduce the likelihood that it will become subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934.  The Company has added disclosure to this effect on pages 12 and 63 of Amendment No. 1.

Redemption payments if we hold a stockholder vote, page 14

14.
Please clarify your statement that if your "initial business combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments."

In response to the Staff’s comment, as well as in response to Comment No. 9, the Company has deleted the cited disclosure on page 14 and has revised the disclosure on pages 12, 59 and 63 of Amendment No. 1 to clarify the redemption rights applicable to public stockholders upon consummation of a business combination.

Determination of offering amount, page 16

15.
With a view towards possible disclosure, please explain to us how you have calculated $9.50 per unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses and funds to be held outside escrow.

The Company supplementally advises the Staff that it anticipates that approximately $9.95 per unit of the proceeds of the offering will be deposited into the trust account.  This amount was determined by the Company, in consultation with the underwriter, based upon the anticipated expenses related to the offering and funds to be held outside escrow, all as described under “Use of Proceeds” beginning on page 43 of Amendment No. 1.

Risk Factors, page 19

In order to effect a business combination..., page 37

16.
Please clarify your disclosure to indicate whether any solicitation to amend your amended and restated articles of incorporation, including any solicitation to extend the 21-month or 27-month period to consummate a business combination, would be conducted in compliance with all procedural and disclosure requirements in the United States federal securities laws applicable to companies that have a class or securities registered under the Exchange Act and are domestic issuers.

The Company has added disclosure on page 36 of Amendment No. 1 to state that any such solicitation would be conducted in compliance with all procedural and disclosure requirements in the United States federal securities laws applicable to companies that have a class of securities registered under the Exchange Act and are domestic issuers.

Securities and Exchange Commission
January 7, 2011

Cautionary Note Regarding Forward-Looking Statements. page 43

17.
Please remove your disclosure indicating that the "statements contained in th[e] prospectus that are not purely historical are forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward- looking nature are forward-looking statements for the purposes of the federal securities laws.

The Company has revised the disclosure on page 42 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 50

18.	It appears that there is a clerical error in the amount presented as total capitalization at November 18, 2010 of $280,247 (i.e., the sum of the amounts presented is $226,311). Please revise.

The Company has corrected the cited amount in the capitalization table on page 49 of Amendment No. 1.

19.
It appears that there is a clerical error in the amount presented as total stockholders' equity on an as adjusted basis of $5,000,001 (i.e., the sum of the amounts presented is $5,792,001). Please revise.

The Company has corrected the cited amount in the capitalization table on page 49 of Amendment No. 1.

Proposed Business, page 57

Sources of target business, page 61

20.
We note your disclosure that your officers and directors, and their affiliates may bring to your attention target businesses. We also note your disclosure that you may engage professional firms in this regard and that you may pay finder's or other similar fees as compensation. Please revise your disclosure to describe whether you expect to pay your officers, directors or any of their affiliates finder's or other similar fees in the event they bring target businesses to your attention.

Securities and Exchange Commission
January 7, 2011

The Company has revised the disclosure on page 60 of Amendment No. 1 to clarify that it will not pay its officers, directors or any of their affiliates finder’s or similar fees if they bring target businesses to its attention.

Tendering stock certificates in connection with a tender offer or redemption rights, page 67

21.
We note your disclosure you "may require [y]our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in 'street name,' to either tender their certificates to our transfer agent. . .or to deliver their shares to the transfer agent electronically using Depository Trust Company's DWAC...System, at the holder's option." Please provide such information in the Summary section.

The Company has provided the cited information in the Summary section, on page 13 of Amendment No. 1.

Management, page 76

Directors and Executive Officers, page 76

22.
Please revise your disclosure to provide biographical sketches that do not contain gaps in time in the five year period that Item 401 of Regulation S-K requires you to describe. Please include the month and year for each start and end date of employment for each of your directors and officers.

The Company has revised the biographical information of its directors and officers on page 80 of Amendment No. 1, as applicable, to include the requested information.

Conflicts of Interest, page 79

23.
We note your disclosure relating to your officers and directors' pre-existing fiduciary duties. Please expand your disclosure to indicate, for each officer and director relationship, the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

The Company has added disclosure on page 83 of Amendment No. 1 in response to the Staff’s comment.

24.
We note your disclosure that your directors and officers have "agreed not to participate in the formation of, or become an officer or director of, any blank check company until [you] have entered into a definitive agreement...." Please revise your disclosure to indicate whether prior to your formation any of your directors, officers or control persons were previously associated with other SPACs. If so, please provide a brief description of any acquisitions made by the other SPACs, the current trading markets of the post- combination entity and the benefits received by such director, officer or control person from his or her association with the other SPACs.

Securities and Exchange Commission
January 7, 2011

In response to the Staff’s comment, the Company has added disclosure on page 83 of Amendment No. 1 stating that none of its executive officers, directors or control persons are or have been involved in any blank check offerings prior to this offering.

Material U.S. Federal Tax Considerations, page 96

25.
We note your disclosure that you "have not sought...any opinion of counsel with respect to the tax consequences discussed" in your registration statement. Please provide the basis for not obtaining a tax opinion from counsel.

In response to the Staff’s comment, the company has added disclosure on page 100 of Amendment No. 1 indicating that there is no legal requirement for it to obtain a tax opinion from counsel in connection with the tax consequences discussed in the prospectus.

Underwriting, page 104

26.	Please provide the pricing and quantity information for this section as soon as they are finalized.

The Company acknowledges the Staff’s comment, and will provide the pricing and quantity information as soon as they are finalized.

27.
We note your disclosure at page 9 under "Summary—The Offering—Transfer restrictions on founder shares and sponsor warrants." Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in lock-up or other similar agreements and, if so, please provide the basis for not filing such agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 to note that the transfer restrictions are contained in a letter agreement. The Company supplementally advises the Staff that the form of letter agreement has been filed as Exhibit 10.6 to Amendment No. 1.

Exhibits and Financial Statement Schedules, page II-3

28.	Please file all material agreements, including, without limitation, the registration rights agreement referenced at page 55.

The Company acknowledges the Staff’s comment and has filed all of its material agreements with Amendment No. 1.

Securities and Exchange Commission
January 7, 2011

*     *     *     *     *

Please do not hesitate to call me at (212) 801-9323 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours, /s/ Alan I. Annex Alan I. Annex, Esq.

Copies to:	H. Van Sinclair
Thomas J. Ivey, Esq.